Original Signature

40-206A

File No. 803-00205

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SEC Mail Processing Section
OCT 22 2010
Washington, DC
122

APPLICATION FOR AN ORDER UNDER SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940 ("ADVISERS ACT") PROVIDING AN EXEMPTION FROM CERTAIN PROVISIONS OF SECTION 206(3)

Merrill Lynch, Pierce, Fenner & Smith Incorporated

One Bryant Park
New York, NY 10036

All communications, notices, and orders to:

Michelle H. Rhee, Esq.
Bank of America
100 Federal Street
MA5-100-03-09
Boston, MA 02110

James E. Anderson, Esq.
WilmerHale, LLP
1875 Pennsylvania Avenue, NW
Washington, DC 20006

This Application (including Exhibits) consists of 20 pages.

10000635

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED One Bryant Park New York, NY 10036 File No. 803 – _______	APPLICATION FOR AN ORDER UNDER SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940 PROVIDING AN EXEMPTION FROM CERTAIN PROVISIONS OF SECTION 206(3)

Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), a Delaware corporation, hereby files this application ("Application") for an Order of the Securities and Exchange Commission ("Commission" or "SEC") under Section 206A of the Investment Advisers Act of 1940 ("Advisers Act") providing an exemption from certain provisions of Section 206(3) of the Advisers Act. Merrill Lynch also requests that the Commission's Order apply to future investment advisers controlling, controlled by, or under common control with Merrill Lynch ("Future Advisers"). Merrill Lynch is referred to herein as the "Applicant." Any Future Adviser relying on any Order granted pursuant to this Application will comply with the terms and conditions stated in this Application.[1] For the reasons discussed below, the Applicant believes that the Order requested is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act.

I. BACKGROUND

A. The Adviser

Merrill Lynch is registered as an investment adviser with the SEC and is a registered broker-dealer. Merrill Lynch is a subsidiary of Bank of America Corporation, a diversified financial services company with operations around the world. Merrill Lynch offers a number of advisory programs, including Merrill Lynch Personal Advisor ("MLPA") and Merrill Lynch International Asset Power ("IAP"), which are nondiscretionary advisory programs.

[1] All entities that currently intend to rely on any Order granted pursuant to this Application are named as Applicants.

Merrill Lynch created MLPA in 2006 and IAP in 1996. In 2007, many of Merrill Lynch's fee-based brokerage accounts were converted to nondiscretionary advisory accounts in MLPA and IAP following the invalidation of former Rule 202(a)(11)-1 under the Advisers Act. When these accounts had been fee-based brokerage accounts, Merrill Lynch, in its capacity as a broker-dealer, engaged in principal transactions with its customers, in accordance with applicable law. Merrill Lynch currently relies on Rule 206(3)-3T under the Advisers Act (the "Rule") to engage in principal transactions with its clients in MLPA and IAP. The securities involved in these principal trades include government agency debt, municipal securities, corporate debt securities, preferred securities, U.S. Treasury securities and brokered certificates of deposit.

1. <u>MLPA</u>

Merrill Lynch currently has approximately 358,000 client accounts in MLPA. Those accounts have approximately $94.0 billion in assets under management as of October 15, 2010.

In the period January 1, 2009 through December 31, 2009, there were approximately 7.3 million trades in MLPA, involving approximately $83.6 billion in securities. In the period January 1, 2009 through December 31, 2009, an approximate average of 3.4 trades per account were effected in reliance on the Rule. Approximately 81 percent of the trades done in reliance on the Rule in this period were purchases by client accounts; the average purchase was approximately $45,000. Approximately 19 percent of the trades done in reliance on the Rule in this period were sales from client accounts; the average sale was approximately $46,000.

From January 1, 2009 to December 31, 2009, Merrill Lynch engaged in approximately 4,800 principal trades in securities it underwrote in reliance on the Rule; the net amount of securities sold to client accounts was approximately $342 million. These underwritten securities were government agency debt, municipal securities, corporate debt securities, U.S. Treasury securities and brokered certificates of deposit. In the same period, approximately 1% of the trades effected for MLPA clients were effected in reliance on the Rule.

2. <u>IAP</u>

Merrill Lynch currently has approximately 6,000 client accounts in IAP. Those accounts have approximately $4.1 billion in assets under management as of October 15, 2010.

In the period January 1, 2009 through December 31, 2009, there were approximately 170,000 trades in IAP, involving approximately $7.3 billion in securities. In the period January 1, 2009 through December 31, 2009, an approximate average of 2.6 trades per account were effected in reliance on the Rule. Approximately 75 percent of the trades done in reliance on the Rule in this period were purchases by client accounts; the average purchase was approximately $114,000. Approximately 25 percent of the trades done in reliance on the Rule in this period were sales from client accounts; the average sale was approximately $140,000.

From January 1, 2009 to December 31, 2009, Merrill Lynch engaged in approximately 15 principal trades in securities it underwrote in reliance on the Rule; the net amount of securities sold to client accounts was approximately $754,000. These underwritten securities were government agency debt, municipal securities, corporate debt securities, U.S. Treasury securities and brokered certificates of deposit. In the same period, approximately less than 1% of the trades effected for IAP clients were effected in reliance on the Rule.

B. Request for an Order

Section 206(3) of the Advisers Act provides that it is unlawful for any investment adviser, directly or indirectly, acting as principal for its own account, knowingly to sell any security to or purchase any security from a client without disclosing to the client in writing before the completion of the transaction the capacity in which the adviser is acting and obtaining the client's consent to the transaction. The Rule deems an investment adviser to be in compliance with the provisions of Section 206(3) when the investment adviser, or a person controlling, controlled by, or under common control with the investment adviser, acting as principal for its own account, sells to or purchases from an advisory client any security, provided that the investment adviser complies with the conditions of the Rule.

The Rule requires, among other things, that the investment adviser obtain a client's written, revocable consent prospectively authorizing the adviser, directly or indirectly, acting as principal for its own account, to sell any security to or purchase any security from the client. The consent must be obtained after the adviser provides the client with written disclosure about: (i) the circumstances under which the investment adviser may engage in principal transactions with the client; (ii) the nature and significance of the conflicts the investment adviser has with its client's interests as a result of those transactions; and (iii) how the investment adviser addresses those conflicts. The investment adviser also must provide trade-by-trade disclosure to the client, before the execution of each principal transaction, of the capacity in which the adviser may act with respect to the transaction, and obtain the client's consent to the transaction. The trade-by-trade disclosure and consent may be written or oral.

The investment adviser also must provide to the client a trade confirmation that, in addition to the requirements of Rule 10b-10 under the Securities Exchange Act of 1934 ("Exchange Act"), includes a conspicuous, plain English statement informing the client that the investment adviser disclosed to the client before the execution of the transaction that the investment adviser may act as principal in connection with the transaction, that the client authorized the transaction, and that the investment adviser sold the security to or bought the security from the client for its own account. The investment adviser also must deliver to the client, at least annually, a written statement listing all transactions that were executed in the account in reliance on the Rule, including the date and price of each transaction. The Rule is available only to nondiscretionary advisory accounts that also are brokerage accounts. Rule 206(3)-3T is not available for principal transactions if the investment adviser or a person who controls, is controlled by, or is under common control with the adviser ("control person") is the issuer or is an underwriter of the security, except that an adviser may rely on the Rule for trades in which the adviser or a control person is an underwriter of non-convertible investment-grade debt securities.

The Rule is scheduled to expire on December 31, 2010. Upon expiration, the Applicant would be forced to provide trade-by-trade written disclosure to each nondiscretionary advisory client with whom the Applicant sought to engage in a principal transaction. The Applicant submits that its nondiscretionary clients, many of whom formerly were fee-based brokerage customers, have had access to their firm's inventory through principal transactions with their advisory firm for a number of years, and expect to continue to have such access in the future. The Applicant believes that engaging in principal transactions with its clients provides certain benefits to its clients, including access to debt securities of limited availability, such as municipal bonds. The written disclosure and client consent requirements of Section 206(3) act as an operational barrier to its ability to engage in principal trades with its clients, especially when the transaction involves securities of limited availability. These securities often are purchased and sold through electronic communications networks that operate rapidly; in the time needed for an adviser to prepare and deliver a written disclosure to the client and obtain the client's consent, the opportunity to act on a favorable price may be lost.

Merrill Lynch engages in approximately 6,200 principal trades a month with its nondiscretionary advisory clients in reliance on the Rule. It would be an operational barrier for the Applicant to provide a written notice to all of its clients with whom it trades as principal before the completion of each principal transaction. Further, clients may be unable to receive a written notification or respond to one quickly, and delays could result in the opportunity no longer being available to the clients, or not available at a favorable price. Unless the Applicant is provided an exemption from Section 206(3), it will be unable to provide the same range of services and access to the same types of securities to its nondiscretionary advisory clients as it currently is able to provide to clients under the Rule. Thus, clients that wish continued access to their firm's principal inventories would have to open a traditional brokerage account in which they will pay transaction-based compensation and forgo the protections of the Advisers Act.

The Applicant acknowledges that the Order, if granted, would not be construed as relieving in any way the Applicant from acting in the best interests of an advisory client, including fulfilling the duty to seek the best execution for the particular transaction for the advisory client; nor shall it relieve the Applicant from any obligation that may be imposed by Section 206(1) or (2) of the Advisers Act or by other applicable provisions of the federal securities laws. The Applicant requests that the Commission issue it an Order pursuant to Section 206A providing an exemption from certain provisions of Section 206(3) only with respect to clients in MLPA, IAP, and any similar nondiscretionary program to be created in the future.

II. DISCUSSION

The Applicant submits that the conditions set forth below will adequately protect advisory clients that choose to engage in principal transactions with their investment advisers. The conditions set forth below incorporate all of the provisions of the Rule (with the exception of the ratings agency requirement for underwritten debt securities), as well as additional conditions requiring the Applicant to, among other things, (i) adopt and implement written policies and procedures reasonably designed to ensure compliance with the conditions of an Order granted by the Commission; (ii) create and maintain records to enable the chief compliance officer of the Applicant to review the Applicant's compliance with the conditions of such an order; and (iii) cause the chief compliance officer of the Applicant to monitor the Applicant's compliance with the conditions of such an Order and conduct testing reasonably sufficient to verify such compliance. These additional conditions are designed to ensure compliance with the requested Order's substantive conditions and to ensure that the Commission staff is able to examine records relative to the Applicant's compliance with the conditions of the requested order. The Applicant further submits that the conditions are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act.

III. PRECEDENT

The Commission has not previously granted an order under the Advisers Act exempting a firm from compliance with the provisions of Section 206(3). The Rule itself, however, is support for the granting of the requested Order, in light of the Commission's careful consideration of the needs of advisory clients balanced against the investor protection goal of Section 206(3). The proposed conditions incorporate all of the provisions of the Rule (excepting the rating agency requirement for underwritten debt securities), as well as additional conditions designed to ensure compliance with the substantive conditions and to provide a means by which the SEC and its staff can examine the Applicant's compliance with the conditions. The Applicant further notes as support for the requested order that, more than ten years ago, the Commission stated that "advisory clients can benefit from [principal] transactions, depending on the circumstances, by obtaining a more favorable transaction price for the securities being purchased or sold than otherwise available."[2]

IV. REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, and subject to the conditions listed below, the Applicant requests that the Commission issue an Order under Section 206A of the Advisers Act providing an exemption from certain provisions of Section 206(3).

Applicant's Conditions:

The Applicant agrees that any Order granting the requested relief will be subject to the following conditions:

1. The investment adviser will exercise no "investment discretion" (as such term is defined in section 3(a)(35) of the Securities Exchange Act of 1934 ("Exchange Act") (15 U.S.C. 78c(a)(35))), except investment discretion granted by the advisory client on a temporary or limited basis, with respect to the client's account.

2. The investment adviser will not trade in reliance on this Order any security for which the investment adviser or any person controlling, controlled by, or under common control with the investment adviser is the issuer, or, at the time of the sale, an underwriter (as defined in section 202(a)(20) of the Advisers Act (15 U.S.C. 80b-2(a)(20))); *except that* the investment adviser or a person controlling, controlled by, or under common control with the investment adviser may be an underwriter of a qualifying underwritten security with respect to which the adviser has made a qualifying eligibility assessment. For purposes of this Condition: (a) a "qualifying underwritten security" means a non-convertible debt security that, at the time of sale to the client, the investment adviser has determined to be subject to no greater than moderate credit risk; and (b) a "qualifying eligibility assessment" means a determination by the investment

[2] *See* "Interpretation of Section 206(3) of the Investment Advisers Act of 1940," Advisers Act Release No. 1732 (July 17, 1998).

adviser that a security meets its criteria for a "qualifying underwritten security" under circumstances in which: (i) the investment adviser has written policies and procedures for determining whether such security is a "qualifying underwritten security;" (ii) the investment adviser has complied with those policies and procedures; and (iii) the investment adviser has documented in reasonable detail the basis for such determination.

3. The investment adviser will not directly or indirectly require the client to consent to principal trading as a condition to opening or maintaining an account with the investment adviser.

4. The advisory client has executed a written revocable consent prospectively authorizing the investment adviser directly or indirectly to act as principal for its own account in selling any security to or purchasing any security from the advisory client. The advisory client's written consent must be obtained through a signature or other positive manifestation of consent that is separate from the signature indicating the client's consent to the advisory agreement. The separate signature line or alternative means of expressing consent must be preceded immediately by prominent, plain English disclosure containing either: (a) an explanation of: (i) the circumstances under which the investment adviser directly or indirectly may engage in principal transactions; (ii) the nature and significance of conflicts with its client's interests as a result of the transactions; and (iii) how the investment adviser addresses those conflicts; or (b) a statement explaining that the client is consenting to principal transactions, followed by a cross-reference to a specific document provided to the client containing the disclosure in (a)(i)-(iii) above and to the specific page or pages on which such disclosure is located. *Transition provision*: To the extent that the adviser obtained fully-informed written revocable consent from an advisory client for purposes of rule 206(3)-3T(a)(3) prior to the date of this Order, the adviser may rely on this Order with respect to such client without obtaining additional prospective consent from such client.

5. The investment adviser, prior to the execution of each transaction in reliance on this Order, will: (a) inform the advisory client, orally or in writing, of the capacity in which it may act with respect to such transaction; and (b) obtain consent from the advisory client, orally or in writing, to act as principal for its own account with respect to such transaction.

6. The investment adviser will send a written confirmation at or before completion of each such transaction that includes, in addition to the information required by 17 CFR 240.10b-10, a conspicuous, plain English statement informing the advisory client that the investment adviser: (a) disclosed to the client prior to the execution of the transaction that the adviser may be acting in a principal capacity in connection with the transaction and the client authorized the transaction; and (b) sold the security to, or bought the security from, the client for its own account.

7. The investment adviser will send to the client, no less frequently than annually, written disclosure containing a list of all transactions that were executed in the client's account in reliance upon this Order, and the date and price of each such transaction.

8. The investment adviser is a broker-dealer registered under section 15 of the Exchange Act (15 U.S.C. 78o) and each account for which the investment adviser relies on this

Order is a brokerage account subject to the Exchange Act, and the rules thereunder, and the rules of the self-regulatory organization(s) of which it is a member.

9. Each written disclosure required as a condition to this Order will include a conspicuous, plain English statement that the client may revoke the written consent referred to in Condition 4 above without penalty at any time by written notice to the investment adviser in accordance with reasonable procedures established by the investment adviser, but in all cases such revocation must be given effect within 5 business days of the investment adviser's receipt thereof.

10. The investment adviser will maintain records sufficient to enable its chief compliance officer to verify compliance with the conditions of this Order. Such records will include, without limitation: (a) documentation sufficient to demonstrate it has made a "qualifying eligibility assessment" with respect to each determination that a security is a "qualifying underwritten security;" (b) documentation sufficient to demonstrate compliance with each disclosure and consent requirement under this Order; (c) in particular, documentation sufficient to demonstrate that, prior to the execution of each transaction in reliance on this Order, the adviser informed the advisory client of the capacity in which it may act with respect to the transaction and that it received the advisory client's consent (if the investment adviser informs the client orally of the capacity in which it may act with respect to such transaction or obtains oral consent, such records may, for example, include recordings of telephone conversations or contemporaneous written notations); and (d) documentation sufficient to enable the adviser's chief compliance officer to assess compliance by the investment adviser with sections 206(1) and (2) of the Advisers Act in connection with its reliance on this Order. In each case, such records will be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the investment adviser, and be available for inspection by the staff of the Commission.

11. The investment adviser's chief compliance officer will monitor the investment adviser's compliance with the conditions of this Order and conduct testing reasonably sufficient to verify such compliance. Such monitoring and testing will address, *without limitation:* (a) the adviser's "qualifying eligibility assessments," including, in particular, compliance with written policies and procedures to determine that a security is a "qualifying underwritten security;" (b) compliance by the investment adviser with its disclosure and consent requirements under this Order; (c) the integrity and operation of electronic systems employed by the investment adviser in connection with its reliance on this Order; (d) compliance by the investment adviser with its recordkeeping obligations under this Order; (e) whether there is any evidence of the investment adviser engaging in "dumping" in connection with its reliance on this Order on at least a quarterly basis[3]; and (f) compliance by the investment adviser with sections 206(1) and (2) of the Advisers Act in connection with its reliance on this Order.[4] The investment adviser's chief compliance officer will document the frequency and results of such monitoring and testing, and the investment adviser will maintain and preserve such documentation in an easily accessible

---

[3] *See* Report of the Securities and Exchange Commission, Investment Trusts and Investment Companies, H.R. Doc. No. 279, 76th Cong., 2d Sess., pt. 3, at 2581, 2589 (1939) and Hearings on S.3580 Before a Subcommittee of the Commission on Banking and Currency, 76th Cong., 3d Sess. 209, 212-23 (1940).

[4] For example, under sections 206(1) and (2), an adviser may not engage in any transaction on a principal basis with a client that is not consistent with the best interests of the client or that subrogates the client's interests to the adviser's own. *Cf.* Investment Advisers Act Release No. 2106 (Jan. 31, 2003) (adopting Rule 206(4)-6).

place for a period of not less than five years, the first two years in an appropriate office of the investment adviser, and be available for inspection by the staff of the Commission.

Representation:

The Applicant acknowledges that the Order, if granted, would not be construed as relieving in any way the Applicant from acting in the best interests of an advisory client, including fulfilling the duty to seek the best execution for the particular transaction for the advisory client; nor shall it relieve the Applicant from any obligation that may be imposed by Section 206(1) or (2) of the Advisers Act or by other applicable provisions of the federal securities laws.

V. PROCEDURAL MATTERS

Pursuant to Rule 0-4(f) under the Advisers Act, the Applicant states that its address is indicated on the first page of this Application. The Applicant further states that all written or oral communications concerning this Application should be directed to:

Michelle H. Rhee, Esq. Bank of America 100 Federal Street MA5-100-03-09 Boston, MA 02110 (617) 772-3278	James E. Anderson, Esq. WilmerHale, LLP 1875 Pennsylvania Avenue, NW Washington, DC 20006 (202) 663-6180

All requirements for the execution and filing of this Application on behalf of Merrill Lynch have been complied and are in accordance with its By Laws, and the undersigned officer is fully authorized to execute this Application. Merrill Lynch has adopted the Resolution attached as Exhibit A authorizing the filing of the application. The Verification required by Rule 0-4(d) under the Advisers Act is attached as Exhibit B and the Proposed Notice of the proceeding initiated by the filing of this application, required by Rule 0-4(g) under the Advisers Act, is attached as Exhibit C.

AUTHORIZATION AND SIGNATURE

All requirements of the By Laws of Merrill Lynch have been complied with in connection with the execution and filing of this Application. The aforesaid, by resolutions duly adopted by its Board of Directors as of October 21, 2010 (certified copies of such resolutions are attached as Exhibit A to this Application), has authorized the making of this Application. Such resolutions continue to be in force and have not been revoked through the date hereof.

Merrill Lynch has caused the undersigned person to sign this Application on its behalf in the County of New York, State of New York on this 21st day of October 2010.

Merrill Lynch

By: [signature]
NAME: Gene M. Mulligan
TITLE: Managing Director

Attest: [signature]

VERIFICATION

STATE OF NEW YORK) ss
COUNTY OF NEW YORK)

The undersigned being duly sworn, deposes and says that he has duly executed the attached Application ("Application") dated October 21, 2010, for and on behalf of Merrill Lynch; that he is the Managing Director of Merrill Lynch; and that all actions by the Board of Directors and other bodies necessary to authorize deponent to execute and file such Application have been taken. Deponent further says that he is familiar with the instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information, and belief.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

By: E. Mulligan
NAME: Gene M. Mulligan
TITLE: Managing Director

Subscribed and sworn to before me a Notary Public this 20th day of October, 2010.

Official Seal JOHN LISSANDRELLO
NOTARY PUBLIC OF NEW JERSEY

My Commission expires 5-31-2015

LIST OF EXHIBITS

Exhibit A	Resolutions of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated
Exhibit B	Proposed Form of Notice

EXHIBIT A: RESOLUTIONS OF THE BOARD OF DIRECTORS OF MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED ADOPTED BY UNANIMOUS WRITTEN CONSENT ON OCTOBER 21, 2010

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company be, and each of them hereby is, authorized in the name and on behalf of the Company to execute and cause to be filed with the Securities and Exchange Commission an Application for Exemption under Section 206A of the Advisers Act, substantially in the form as attached hereto as Exhibit A and incorporated by reference herein, with respect to engaging in principal transactions with advisory clients.

FURTHER RESOLVED, that the officers of the Company be, and each of them hereby is, authorized to execute and cause to be filed any and all amendments to such Application as the officers executing the same may approve as necessary or desirable, such approval to be conclusively evidenced by his, her, or their execution thereof;

FURTHER RESOLVED, that the officers of the Company be, and each of them hereby is, authorized to take such other action, including the preparation and publication of a notice relating to such Application for Exemption and the representation of the Company, in any matters relating to such Application or amendment thereof as they deem necessary or desirable.

EXHIBIT B – PROPOSED FORM OF NOTICE

SECURITIES AND EXCHANGE COMMISSION

Release No. IA-________; File No. 803-____

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

DATE, 2010

Agency: Securities and Exchange Commission ("Commission")

Action: Notice of application for an exemptive order under Section 206A of the Investment Advisers Act of 1940 ("Advisers Act") from certain provisions of Section 206(3).

Applicant: Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Applicant").

Relevant Advisers Act Sections: Exemption requested under Section 206A from certain provisions of Section 206(3).

Summary of Application: Applicant requests that the Commission issue an order under Section 206A exempting it and future Applicants from the provisions of Section 206(3) with respect to principal transactions with nondiscretionary advisory clients.

Filing Dates: The application was filed on October ___, 2010.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving the Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on ________ ______, 2010, and should be accompanied by proof of service on the Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of writer's interest, the reason for the request, and the issues contested. Persons may request notification by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549-1090. Applicant, Michelle H. Rhee, Esq., Bank of America, 100 Federal Street, MA5-100-03-09, Boston, MA 02110 or James E. Anderson, Esq., WilmerHale, LLP, 1875 Pennsylvania Avenue, NW, Washington, DC 20006.

For Further Information Contact: Brian M. Johnson, Attorney-Adviser, Devin F. Sullivan, Senior Counsel, Matthew N. Goldin, Branch Chief; or Sarah A. Bessin, Assistant Director at (202) 551-6787 (Office of Investment Adviser Regulation, Division of Investment Management).

Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee from the Commission's Public Reference Branch, 100 F Street, NE, Washington, D.C. 20549-0102 (telephone (202) 551-5850)).

Applicant's Representations

1. The Applicant is registered as an investment adviser with the SEC and is a registered broker-dealer. The Applicant is a subsidiary of Bank of America Corporation, a diversified financial services company with operations around the world. The Applicant offers a number of advisory programs, including Merrill Lynch Personal Advisor ("MLPA") and Merrill Lynch International Asset Power ("IAP"), which are nondiscretionary advisory programs.

2. In 2007, many of the Applicant's fee-based brokerage accounts were converted to nondiscretionary advisory accounts in MLPA and IAP, following the invalidation of former Rule 202(a)(11)-1 under the Advisers Act. When these accounts had been fee-based brokerage accounts, the Applicant, in its capacity as a broker-dealer, engaged in principal transactions with its customers, in accordance with applicable law. The Applicant currently relies on Rule 206(3)-3T under the Advisers Act (the "Rule") to engage in principal transactions with its clients in MLPA and IAP.

3. The Applicant currently has approximately 358,000 client accounts in MLPA. Those accounts have approximately $94.0 billion in assets under management as of October 15, 2010. In the period January 1, 2009 through December 31, 2009, there were approximately 7.3 million trades in MLPA, involving approximately $83.6 billion in securities. In the period January 1, 2009 through December 31, 2009, an approximate average of 3.4 trades per account were effected in reliance on the Rule. Approximately 81 percent of the trades done in reliance on the Rule in this period were purchases by client accounts; the average purchase was approximately $45,000. Approximately 19 percent of the trades done in reliance on the Rule in this period were sales from client accounts; the average sale was approximately $46,000.

4. From January 1, 2009 to December 31, 2009, Merrill Lynch engaged in approximately 4,800 principal trades in securities it underwrote in reliance on the Rule; the net amount of securities sold to client accounts was approximately $342 million. In the same period, approximately 1% of the trades effected for MLPA clients were effected in reliance on the Rule.

5. The Applicant currently has approximately 6,000 client accounts in IAP. Those accounts have approximately $4.1 billion in assets under management as of October 15, 2010. In the period January 1, 2009 through December 31, 2009, there were approximately 170,000 trades in IAP, involving approximately $7.3 billion in securities. In the period January 1, 2009 through December 31, 2009, an approximate average of 2.6 trades per account were effected in reliance on the Rule. Approximately 75 percent of the trades done in reliance on the Rule in this period were purchases by client accounts; the average purchase was approximately $114,000. Approximately 25 percent of the trades done in reliance on the Rule in this period were sales from client accounts; the average sale was approximately $140,000.

6. From January 1, 2009 to December 31, 2009, Merrill Lynch engaged in approximately 15 principal trades in securities it underwrote in reliance on the Rule; the net amount of securities sold to client accounts was approximately $754,000. In the same period, approximately less than 1% of the trades effected for IAP clients were effected in reliance on the Rule.

5. The Applicant acknowledges that the Order, if granted, would not be construed as relieving in any way the Applicant from acting in the best interests of an advisory client, including fulfilling the duty to seek the best execution for the particular transaction for the advisory client; nor shall it relieve the Applicant from any obligation that may be imposed by sections 206(1) or (2) of the Advisers Act or by other applicable provisions of the federal securities laws.

Applicant's Legal Analysis

1. Section 206(3) provides that it is unlawful for any investment adviser, directly or indirectly, acting as principal for its own account, knowingly to sell any security to or purchase any security from a client, without disclosing to the client in writing before the completion of the transaction the capacity in which the adviser is acting and obtaining the client's consent to the transaction. Rule 206(3)-3T deems an investment adviser to be in compliance with the provisions of Section 206(3) of the Advisers Act when the investment adviser, or a person controlling, controlled by, or under common control with the investment adviser, acting as principal for its own account, sells to or purchases from an advisory client any security, provided that the investment adviser complies with the conditions of the Rule.

2. Rule 206(3)-3T requires, among other things, that the investment adviser obtain a client's written, revocable consent prospectively authorizing the adviser, directly or indirectly, acting as principal for its own account, to sell any security to or purchase any security from the client. The consent must be obtained after the adviser provides the client with written disclosure about: (i) the circumstances under which the investment adviser may engage in principal transactions with the client; (ii) the nature and significance of the conflicts the investment adviser has with its client's interests as a result of those transactions; and (iii) how the investment adviser addresses those conflicts. The investment adviser also must provide trade-by-trade disclosure to the client, before the execution of each principal transaction, of the capacity in which the adviser may act with respect to the transaction, and obtain the client's consent (which may be written or oral) to the transaction. The Rule is available only to nondiscretionary advisory accounts that also are brokerage accounts. Rule 206(3)-3T is not available for principal transactions if the investment adviser or a person who controls, is controlled by, or is under common control with the adviser ("control person") is the issuer or is an underwriter of the security, except that an adviser may rely on the Rule for trades in which the adviser or a control person is an underwriter of non-convertible investment-grade debt securities.

3. The investment adviser also must provide to the client a trade confirmation that, in addition to the requirements of Rule 10b-10 under the Securities Exchange Act of 1934 ("Exchange Act"), includes a conspicuous, plain English statement informing the client that the investment adviser disclosed to the client before the execution of the transaction that the investment adviser may act as principal in connection with the transaction, that the client authorized the transaction, and that the investment adviser sold the security to or bought the security from the client for its own account. The investment adviser also must deliver to the client, at least annually, a written statement listing all transactions that were executed in the account in reliance on Rule 206(3)-3T, including the date and price of each transactions.

4. Rule 206(3)-3T is available only to nondiscretionary advisory accounts that also are brokerage accounts. Rule 206(3)-3T is scheduled to expire on December 31, 2010. Upon expiration, the Applicant would be forced to provide trade-by-trade written disclosure to each nondiscretionary advisory client with whom the Applicant sought to engage in a principal transaction. The Applicant submits that its nondiscretionary clients, many of whom formerly were fee-based brokerage customers, have had access to the Applicant's inventory through principal transactions with the Applicant for a number of years, and expect to continue to have such access in the future. The Applicant believes that engaging in principal transactions with its clients provides certain benefits to its clients, including access to securities of limited availability, such as municipal bonds. The written disclosure and client consent requirements of Section 206(3) act as an operational barrier to its ability to engage in principal trades with its clients, especially when the transaction involves securities of limited availability.

5. Unless the Applicant is provided an exemption from Section 206(3), it will be unable to provide the same range of services and access to the same types of securities to its nondiscretionary advisory clients as it currently is able to provide to clients under the Rule. Thus, clients who wish continued access to the Applicant's principal inventory would have to open a traditional brokerage account in which they will pay transaction-based compensation and forego the protections of the Advisers Act.

6. The Applicant requests that the Commission issue it an Order pursuant to Section 206A from certain provisions of Section 206(3) only with respect to clients in MLPA and any similar nondiscretionary program to be created in the future. The Applicant also requests that the Commission's Order apply to future investment advisers controlling, controlled by, or under common control with the Applicant ("Future Advisers"). Any Future Adviser relying on any Order granted pursuant to this Application will comply with the terms and conditions stated in this Application.[5]

Applicant's Conditions:

The Applicant agrees that any Order granting the requested relief will be subject to the following conditions:

1. The investment adviser will exercise no "investment discretion" (as such term is defined in section 3(a)(35) of the Securities Exchange Act of 1934 ("Exchange Act") (15 U.S.C. 78c(a)(35))), except investment discretion granted by the advisory client on a temporary or limited basis, with respect to the client's account.

2. The investment adviser will not trade in reliance on this Order any security for which the investment adviser or any person controlling, controlled by, or under common control with the investment adviser is the issuer, or, at the time of the sale, an underwriter (as defined in section 202(a)(20) of the Advisers Act (15 U.S.C. 80b-2(a)(20))); *except that* the investment adviser or a person controlling, controlled by, or under common control with the investment adviser may be an underwriter of a qualifying underwritten security with respect to which the

[5] All entities that currently intend to rely on any order granted pursuant to this Application are named as Applicants.

adviser has made a qualifying eligibility assessment. For purposes of this Condition: (a) a "qualifying underwritten security" means a non-convertible debt security that, at the time of sale to the client, the investment adviser has determined to be subject to no greater than moderate credit risk; and (b) a "qualifying eligibility assessment" means a determination by the investment adviser that a security meets its criteria for a "qualifying underwritten security" under circumstances in which: (i) the investment adviser has written policies and procedures for determining whether such security is a "qualifying underwritten security;" (ii) the investment adviser has complied with those policies and procedures; and (iii) the investment adviser has documented in reasonable detail the basis for such determination.

3. The investment adviser will not directly or indirectly require the client to consent to principal trading as a condition to opening or maintaining an account with the investment adviser.

4. The advisory client has executed a written revocable consent prospectively authorizing the investment adviser directly or indirectly to act as principal for its own account in selling any security to or purchasing any security from the advisory client. The advisory client's written consent must be obtained through a signature or other positive manifestation of consent that is separate from the signature indicating the client's consent to the advisory agreement. The separate signature line or alternative means of expressing consent must be preceded immediately by prominent, plain English disclosure containing either: (a) an explanation of: (i) the circumstances under which the investment adviser directly or indirectly may engage in principal transactions; (ii) the nature and significance of conflicts with its client's interests as a result of the transactions; and (iii) how the investment adviser addresses those conflicts; or (b) a statement explaining that the client is consenting to principal transactions, followed by a cross-reference to a specific document provided to the client containing the disclosure in (a)(i)-(iii) above and to the specific page or pages on which such disclosure is located. *Transition provision*: To the extent that the adviser obtained fully-informed written revocable consent from an advisory client for purposes of rule 206(3)-3T(a)(3) prior to the date of this Order, the adviser may rely on this Order with respect to such client without obtaining additional prospective consent from such client.

5. The investment adviser, prior to the execution of each transaction in reliance on this Order, will: (a) inform the advisory client, orally or in writing, of the capacity in which it may act with respect to such transaction; and (b) obtain consent from the advisory client, orally or in writing, to act as principal for its own account with respect to such transaction.

6. The investment adviser will send a written confirmation at or before completion of each such transaction that includes, in addition to the information required by 17 CFR 240.10b-10, a conspicuous, plain English statement informing the advisory client that the investment adviser: (a) disclosed to the client prior to the execution of the transaction that the adviser may be acting in a principal capacity in connection with the transaction and the client authorized the transaction; and (b) sold the security to, or bought the security from, the client for its own account.

7. The investment adviser will send to the client, no less frequently than annually, written disclosure containing a list of all transactions that were executed in the client's account in

reliance upon this Order, and the date and price of each such transaction.

8. The investment adviser is a broker-dealer registered under section 15 of the Exchange Act (15 U.S.C. 78o) and each account for which the investment adviser relies on this Order is a brokerage account subject to the Exchange Act, and the rules thereunder, and the rules of the self-regulatory organization(s) of which it is a member.

9. Each written disclosure required as a condition to this Order will include a conspicuous, plain English statement that the client may revoke the written consent referred to in Condition 4 above without penalty at any time by written notice to the investment adviser in accordance with reasonable procedures established by the investment adviser, but in all cases such revocation must be given effect within 5 business days of the investment adviser's receipt thereof.

10. The investment adviser will maintain records sufficient to enable its chief compliance officer to verify compliance with the conditions of this Order. Such records will include, without limitation: (a) documentation sufficient to demonstrate it has made a "qualifying eligibility assessment" with respect to each determination that a security is a "qualifying underwritten security;" (b) documentation sufficient to demonstrate compliance with each disclosure and consent requirement under this Order; (c) in particular, documentation sufficient to demonstrate that, prior to the execution of each transaction in reliance on this Order, the adviser informed the advisory client of the capacity in which it may act with respect to the transaction and that it received the advisory client's consent (if the investment adviser informs the client orally of the capacity in which it may act with respect to such transaction or obtains oral consent, such records may, for example, include recordings of telephone conversations or contemporaneous written notations); and (d) documentation sufficient to enable the adviser's chief compliance officer to assess compliance by the investment adviser with sections 206(1) and (2) of the Advisers Act in connection with its reliance on this Order. In each case, such records will be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the investment adviser, and be available for inspection by the staff of the Commission.

11. The investment adviser's chief compliance officer will monitor the investment adviser's compliance with the conditions of this Order and conduct testing reasonably sufficient to verify such compliance. Such monitoring and testing will address, *without limitation:* (a) the adviser's "qualifying eligibility assessments," including, in particular, compliance with written policies and procedures to determine that a security is a "qualifying underwritten security;" (b) compliance by the investment adviser with its disclosure and consent requirements under this Order; (c) the integrity and operation of electronic systems employed by the investment adviser in connection with its reliance on this Order; (d) compliance by the investment adviser with its recordkeeping obligations under this Order; (e) whether there is any evidence of the investment adviser engaging in "dumping" in connection with its reliance on this Order on at least a quarterly basis[6]; and (f) compliance by the investment adviser with sections 206(1) and (2) of the

[6] *See* Report of the Securities and Exchange Commission, Investment Trusts and Investment Companies, H.R. Doc. No. 279, 76th Cong., 2d Sess., pt. 3, at 2581, 2589 (1939) and Hearings on S.3580 Before a Subcommittee of the Commission on Banking and Currency, 76th Cong., 3d Sess. 209, 212-23 (1940).

Advisers Act in connection with its reliance on this Order.[7] The investment adviser's chief compliance officer will document the frequency and results of such monitoring and testing, and the investment adviser will maintain and preserve such documentation in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the investment adviser, and be available for inspection by the staff of the Commission.

Representation:

The Applicant acknowledges that the Order, if granted, would not be construed as relieving in any way the Applicant from acting in the best interests of an advisory client, including fulfilling the duty to seek the best execution for the particular transaction for the advisory client; nor shall it relieve the Applicant from any obligation that may be imposed by Section 206(1) or (2) of the Advisers Act or by other applicable provisions of the federal securities laws.

For the Commission.

Elizabeth M. Murphy
Secretary

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[7] For example, under sections 206(1) and (2), an adviser may not engage in any transaction on a principal basis with a client that is not consistent with the best interests of the client or that subrogates the client's interests to the adviser's own. *Cf.* Investment Advisers Act Release No. 2106 (Jan. 31, 2003) (adopting Rule 206(4)-6).

WILMERHALE

SEC
Mail Processing
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Washington, DC
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James E. Anderson

+1 202 663 6180(t)
+1 202 663 6363(f)
james.anderson@wilmerhale.com

SEC
Mail Processing
Section
OCT 22 2010
Washington, DC
122

October 22, 2010

By Messenger

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Filing Desk

Re: Application of Merrill Lynch, Pierce, Fenner & Smith Incorporated for an Order pursuant to Section 206A of the Investment Advisers Act of 1940 (the "Application")

Dear Sir or Madam:

Enclosed for filing are one original and four copies of an application under Section 206A of the Investment Advisers Act of 1940 on behalf of Merrill Lynch, Pierce, Fenner & Smith ("Merrill Lynch"). Merrill Lynch is submitting the enclosed Application to allow for principal trading when Merrill Lynch is not otherwise executing principal trades in strict compliance with the disclosure and consent requirements of Section 206(3) of the Advisers Act.

Kindly acknowledge the receipt of this letter and its enclosures by date-stamping the two enclosed copies of this letter and the application and returning them to our messenger. If you have any questions, please do not hesitate to contact me at (202) 663-6180.

Sincerely,

James E. Anderson

Enclosures